Exhibit 99.2

ITW Conference Call

Third Quarter
2008

ITW
Agenda

1. Introduction………………….. John Brooklier/David Speer

2. Financial Overview…………….. Ron Kropp

3. Reporting Segments………..…. John Brooklier

4. Forecast 2008………….…..… Ron Kropp

5. Q & A……………......………… John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, operating income, income from continuing operations, diluted income per share from continuing operations, use of free cash, potential acquisitions, end market conditions, discontinued operations, and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2008 second quarter and Form 10-K for 2007.

Conference Call Playback

Replay number: 402-220-9716

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Telephone replay available through midnight of October 30, 2008

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2007 Q3	2008 Q3	F(U) Last Year Amount	%
Operating Revenues	3,744.4	4,147.8	403.4	10.8%
Operating Income	649.6	639.0	(10.6)	-1.6%
% of Revenues	17.3%	15.4%	-1.9%	
Income from Continuing Operations				
Income Amount	464.1	443.3	(20.8)	-4.5%
Income Per Share-Diluted	0.84	0.85	0.01	1.2%
Net Income				
Income Amount	491.1	453.5	(37.6)	-7.7%
Income Per Share-Diluted	0.89	0.87	(0.02)	-2.2%
Free Operating Cash Flow	656.1	599.5	(56.6)	-8.6%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	-0.8%	-1.9%	-0.2%
Changes in VM & OH costs	-	-6.1%	-1.1%
Total	-0.8%	-8.0%	-1.3%
Acquisitions/Divestitures	6.9%	1.9%	-0.7%
Translation	4.7%	4.1%	-
Impairment	-	0.1%	-
Restructuring	-	0.3%	0.1%
Intercompany/Other	-	-	-
Total	10.8%	-1.6%	-1.9%

ITW
Non Operating & Taxes

	2007 Q3	2008 Q3	F(U) Last Year Amount	%
Operating Income	649.6	639.0	(10.6)	-1.6%
Interest Expense	(25.8)	(38.2)	(12.4)	
Other Income	23.0	15.9	(7.1)	
Income from Continuing Operations-Pretax	646.8	616.7	(30.1)	-4.7%
Income Taxes	182.7	173.4	9.3	
% to Pretax Income	28.2%	28.1%	0.1%	
Income from Continuing Operations	464.1	443.3	(20.8)	-4.5%
Income from Discontinued Operations	27.0	10.2	(16.8)	
Net Income	491.1	453.5	(37.6)	-7.7%

ITW
Invested Capital

	9/30/07	6/30/08	9/30/08
Trade Receivables	2,842.4	3,302.3	2,981.7
Days Sales Outstanding	63.6	66.0	64.7
Inventories	1,607.8	1,845.6	1,835.5
Months on Hand	1.9	1.9	2.0
Prepaids and Other Current Assets	431.9	408.4	505.8
Accounts Payable & Accrued Expenses	(2,027.2)	(2,369.5)	(2,447.4)
Operating Working Capital	2,854.9	3,186.8	2,875.6
% to Revenue(Prior 4 Qtrs.)	19%	20%	18%
Net Plant & Equipment	2,120.6	2,285.0	2,120.8
Investments	546.3	506.4	498.3
Goodwill and Intangibles	5,594.4	6,279.9	6,472.5
Assets Held for Sale	-	144.7	619.8
Other, net	(657.3)	(615.5)	(763.4)
Invested Capital	10,458.9	11,787.3	11,823.6
Return on Average Invested Capital	17.9%	18.8%	15.6%

ITW
Debt & Equity

	9/30/07	6/30/08	9/30/08
Total Capital			
Short Term Debt	101.4	1,465.9	2,197.1
Long Term Debt	1,573.1	1,462.4	1,398.2
Total Debt	1,674.5	2,928.3	3,595.3
Stockholders' Equity	9,386.5	9,499.2	9,095.9
Total Capital	11,061.0	12,427.5	12,691.2
Less:			
Cash	(602.1)	(640.2)	(867.6)
Net Debt & Equity	10,458.9	11,787.3	11,823.6
Debt to Total Capital	15%	24%	28%
Shares outstanding at end of period	544.0	519.4	511.2

ITW
Cash Flow

	2007 Q3	2008 Q3
Net Income	491.1	453.5
Adjust for Non-Cash Items	152.5	225.7
Changes in Operating Assets & Liabilities	92.8	9.6
Net Cash From Operating Activities	736.4	688.8
Additions to Plant & Equipment	(80.3)	(89.3)
Free Operating Cash Flow	656.1	599.5
Stock Repurchases	(479.0)	(406.0)
Acquisitions	(195.1)	(646.0)
Purchase of Investments	(0.6)	(0.6)
Dividends	(115.9)	(145.4)
Debt	182.8	737.0
Proceeds from Investments	25.8	7.1
Other	46.5	81.8
Net Cash Increase	120.6	227.4

ITW
Acquisitions

	2007				2008		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Annual Revenues Acquired	399	213	218	165	230	308	847
Purchase Price							
Cash Paid	263	216	235	163	223	439	751
Stock Issued	-	-	-	-	-	-	-
Total	263	216	235	163	223	439	751
Number of Acquisitions	9	10	18	15	16	10	14

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q3	599.6	78.5	13.1%
2008 Q3	687.5	76.2	11.1%
$ F(U)	87.9	(2.3)	-2.0%
% F(U)	14.7%	-2.9%	
% F(U) Prior Year			
Base Business			
Operating Leverage	5.2%	15.8%	1.3%
Changes in VM & OH costs	-	-20.6%	-2.5%
Total	5.2%	-4.8%	-1.2%
Acquisitions/Divestitures	4.2%	3.5%	-
Translation	5.3%	3.1%	-0.2%
Impairment	-	0.5%	-
Restructuring	-	-5.2%	-0.6%
Other	-	-	-
Total	14.7%	-2.9%	-2.0%

Industrial Packaging
Key Points

- **Total segment base revenues: +5.2% for Q3 '08**

- **Q3 North America base revenues: +2.2% for Q3 '08**
  - **Base revenue growth driven by significant price recovery for raw materials in Q3**

- **Q3 International base revenues: +7.5% for Q3 '08**

- **Worldwide insulation base revenues grew more than 40% in Q3 '08**
  - **Underlying demand strong from energy related customers**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q3	567.5	110.8	19.5%
2008 Q3	620.7	118.2	19.0%
$ F(U)	53.2	7.4	-0.5%
% F(U)	9.4%	6.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	3.1%	6.1%	0.6%
Changes in VM & OH costs	-	-1.1%	-0.2%
Total	3.1%	5.0%	0.4%
Acquisitions/Divestitures	3.7%	-1.0%	-0.9%
Translation	2.5%	1.9%	-0.1%
Impairment	-	-	-
Restructuring	-	0.9%	0.2%
Other	0.1%	-0.1%	-0.1%
Total	9.4%	6.7%	-0.5%

14

Power Systems and Electronics
Key Points

- **Total segment base revenues: +3.1% in Q3 '08**

- **In Q3, Welding's worldwide base revenues: +5.7%**
  - **Welding's Q3 International base revenues grew 26.4%**
    - **Double-digit growth in Asia due to high levels of demand for specialty consumable products serving energy/pipeline, ship building and container categories**
  - **Welding's Q3 North America base revenues declined 0.9% as underlying industrial production and related end markets continue to slow in U.S.**

- **Ground Support Equipment: +6.9% in Q3**

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q3	534.5	88.8	16.6%
2008 Q3	581.9	68.9	11.8%
$ F(U)	47.4	(19.9)	-4.8%
% F(U)	8.9%	-22.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-9.6%	-22.5%	-2.4%
Changes in VM & OH costs	-	-10.3%	-1.9%
Total	-9.6%	-32.8%	-4.3%
Acquisitions/Divestitures	12.3%	0.6%	-1.5%
Translation	6.1%	5.5%	0.2%
Impairment	-	-	-
Restructuring	-	4.3%	0.8%
Other	0.1%	-	-
Total	8.9%	-22.4%	-4.8%

16

Transportation
Key Points

- **Total segment base revenues: -9.6% in Q3 '08**
- **Auto OEM/Tiers:**
  - **Automotive Worldwide Q3 base revenues: -12.5%**
  - **North America Q3 base revenues: -18.1%**
    - **Q3 combined build: -16%**
    - **Q3 Detroit 3 builds decline 23%: GM: -12%; Ford: -33%; Chrysler: -31%**
    - **Q3 New Domestics: -6%**
    - **Expect Q4 2008 combined builds to be down 18% - 20%**
  - **International Q3 base revenues: -7.3%**
    - **International builds: Flat in Q3: VW Group: +5%; Fiat: +2%; Renault: Flat; Daimler: -2%; GM Group: -2%; PSA: -2%**
- **Auto aftermarket Q3 worldwide base revenues: +2.8%; consumers hold on longer to existing vehicles**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q3	516.4	77.0	14.9%
2008 Q3	525.0	73.4	14.0%
$ F(U)	8.6	(3.6)	-0.9%
% F(U)	1.7%	-4.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-4.4%	-12.5%	-1.3%
Changes in VM & OH costs	-	0.3%	0.1%
Total	-4.4%	-12.2%	-1.2%
Acquisitions/Divestitures	0.3%	-0.6%	-0.2%
Translation	5.8%	6.4%	0.2%
Impairment	-	-	-
Restructuring	-	1.7%	0.3%
Other	-	-	-
Total	1.7%	-4.7%	-0.9%

18

Construction Products
Key Points

- **Total segment base revenues: -4.4% in Q3 '08**

- **North America Q3 base revenues: -6.2%**
  - **Q3 Residential: -12% vs. -31% housing starts in Q3 '08**
  - **Q3 Renovation: -2% due to uptick in orders at Big Box stores**
  - **Q3 Commercial Construction base revenues: -2% even as Dodge Index data shows year-to-date activity (sq. footage) down 19%**

- **International Q3 base revenues: -3.2%**
  - **Q3 Europe: base revenues: -8.3% as overall Europe weakens**
  - **Q3 Asia-Pacific: base revenues: +3.9% but rate of growth slowing**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q3	500.4	88.9	17.8%
2008 Q3	542.7	87.5	16.1%
$ F(U)	42.3	(1.4)	-1.7%
% F(U)	8.4%	-1.6%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-1.7%	-4.1%	-0.5%
Changes in VM & OH costs	-	-2.9%	-0.5%
Total	-1.7%	-7.0%	-1.0%
Acquisitions/Divestitures	5.8%	2.4%	-0.5%
Translation	4.4%	3.8%	-
Impairment	-	-	-
Restructuring	-	-0.8%	-0.1%
Other	-0.1%	-	-0.1%
Total	8.4%	-1.6%	-1.7%

Food Equipment
Key Points

- **Total segment base revenues: -1.7% in Q3 '08**

- **North America Q3 base revenues: -1.2%**
  - **Q3 Institutional/restaurant base revenues: -3.8% as institutional customers delay purchases**
  - **Q3 Service base revenues: +2.8%**

- **International Q3 base revenues: -3.2%**
  - **Europe base revenues decline 4.0% while Asia-Pacific base revenues grow 8.9%**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q3	252.5	43.8	17.3%
2008 Q3	371.0	53.4	14.4%
$ F(U)	118.5	9.6	-2.9%
% F(U)	46.9%	22.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	3.5%	8.9%	0.9%
Changes in VM & OH costs	-	-4.4%	-0.7%
Total	3.5%	4.5%	0.2%
Acquisitions/Divestitures	36.2%	10.8%	-3.2%
Translation	7.2%	6.1%	-
Impairment	-	-	-
Restructuring	-	0.6%	0.1%
Other	-	-	-
Total	46.9%	22.0%	-2.9%

Polymers and Fluids
Key Points

- **Total segment base revenues: +3.5% in Q3 '08**

- **North America:**
  - **Polymers Q3 base revenues: +15.4% thanks to demand for specialty adhesives and epoxy products**
  - **Fluids Q3 base revenues: -3.3% as manufacturing demand slackens**

- **International:**
  - **Polymers and Fluids Q3 base revenues flat for both categories as industrial demand softens**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2007 Q3	786.9	161.7	20.5%
2008 Q3	833.1	161.3	19.4%
$ F(U)	46.2	(0.4)	-1.1%
% F(U)	5.9%	-0.3%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-0.7%	-1.6%	-0.2%
Changes in VM & OH costs	-	-5.3%	-1.1%
Total	-0.7%	-6.9%	-1.3%
Acquisitions/Divestitures	2.9%	2.5%	-
Translation	3.7%	4.1%	0.1%
Impairment	-	-	-
Restructuring	-	0.1%	-
Other	-	-0.1%	0.1%
Total	5.9%	-0.3%	-1.1%

All Other
Key Points

- **Total segment base revenues: -0.7% in Q3 '08**

- **Q3 worldwide test and measurement base revenues: +11.2%**

- **Q3 worldwide consumer packaging base revenues: -2.4%**

- **Q3 worldwide finishing base revenues: +0.8%**

- **Q3 worldwide industrial/appliance base revenues: -4.0%**

ITW
2008 Forecast

	Low	High	Mid Point
4th Quarter			
Total Revenues	6%	9%	8%
Diluted Income per Share - Continuing	$0.74	$0.82	$0.78
%F(U) 2007	-10%	0%	-5%
Full Year			
Total Revenues	10%	11%	11%
Diluted Income per Share - Continuing	$3.24	$3.32	$3.28
%F(U) 2007	5%	8%	6%

ITW 2008 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $1.5 billion to $1.6 billion range.**

- **Share repurchases of $1.0 billion to $1.2 billion for the year.**

- **No further impairment of goodwill/intangibles.**

- **Net nonoperating expense, including interest expense and other nonoperating income, of $110 to $120 million, which is higher than 2007 by $65 to $75 million.**

- **Tax rate range of 28.25% to 28.75% for the fourth quarter and 28.4% to 28.6% for the year.**

ITW Conference Call

Q & A

Third Quarter

2008